[K&L GATES LETTERHEAD]

December 4, 2009

Via EDGAR and Overnight Delivery
Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3030
Washington, DC 20549

Re:	China Electric Motor, Inc.
Registration Statement on Form S-1
Filed October 14, 2009 and amended October 19, 2009
File No. 333-162459

Dear Ms. Fisher:

On behalf of China Electric Motor, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 2 on Form S-1/A (“Amendment No. 2”) to the registration statement on Form S-1 that was originally filed on October 14, 2009, as amended by Amendment No. 1 filed on October 19, 2009.  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes from Amendment No. 1.  We have been advised that changes in Amendment No. 2 compared against Amendment No. 1, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 1, the Commission issued a comment letter dated November 10, 2009.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Prospectus

Prospectus Cover Page

1.	Comment. Clarify in the second sentence that you are a reporting company as a result of a merger with a public blank check shell company.

Response.  The Company has revised the cover page to indicate that the Company is a reporting company as a result of its merger with a public blank check shell company.

Peggy Fisher
December 4, 2009

Share Exchange, page 2

2.	Comment. Please disclose the number of shareholders who received shares in the share exchange.

Response:  The Company has revised the disclosure to indicate the number of shareholders who received shares in the share exchange.

3.	Comment. Please disclose the basis for determining the number of shares to be issued in exchange for all of the issued and outstanding securities of Attainment Holdings.

Response.  The Company has revised the disclosure to indicate the basis for determining the number of shares issued in the share exchange for the issued and outstanding securities of Attainment Holdings.

4.
Comment.  Please expand the second paragraph to disclose, if applicable, the consideration paid to the shareholders that agreed to cancel shares and warrants or otherwise explain the factors that resulted in the cancellation of the shares and warrants.

Response.  The Company has revised the disclosure to indicate that no consideration was paid to the shareholders who agreed to cancel shares and warrants and to provide the factors resulting in the number of shares and warrants cancelled.

5.
Comment.  Please expand the third paragraph of this section to describe the services provided by WestPark Capital and the unaffiliated third party to whom the registrant agreed to pay $250,000 in connection with the share exchange.

Response.  The Company has revised the disclosure to clarify that the $600,000 paid in connection with the share exchange was paid to acquire the shell corporation.

Private Placement, page 3

6.	Comment. Please disclose the reasons for the private placement transactions and how you intend to use the proceeds.

Response.  The Company has revised the disclosure to indicate the reasons for the private placement and its intended use of the proceeds.

7.
Comment.  Please clarify whether WestPark Capital provided additional services in the share exchange in return for the $140,000 success fee, which appears to be in addition to the payment of $350,000 to WestPark in connection with the Share Exchange.

Response.  The Company has revised the disclosure to describe the services provided by WestPark for the success fee and the diligence fee.

Corporate Structure, page 4

8.	Comment. Explain the reason for the rather complex corporate structure in the diagram.

Peggy Fisher
December 4, 2009

Response.  The Company has revised the disclosure to indicate that the corporate structure is maintained in order to minimize tax liability in the People’s Republic of China (the “PRC”) and in Hong Kong.  Pursuant to PRC tax law, the income tax rate that applies to the owner/shareholder of a wholly foreign-owned enterprise (a “WFOE”) as a non-resident enterprise (“Withholding Tax Rate”) is generally 10%.  However, because Shenzhen Yuepengcheng, a WFOE, is wholly owned by Luck Loyal, a Hong Kong corporation, the Withholding Tax Rate for Shenzhen Yuepengcheng is reduced to 5% pursuant to the Double Tax Avoidance Agreement between Hong Kong and Mainland China.

The share exchange was conducted with Attainment Holdings, a British Virgin Islands company, in order to eliminate Hong Kong stamp taxes, which would have been assessed if the share exchange would have been conducted with Luck Loyal.

The former principal shareholder of Excel Profit [sic]…, page 19

9.
Comment.  Correct the caption.  In view of its equity ownership and control position, please furnish disclosure in an appropriate location in the filing to fully describe the business operations of Excel Profit, as well as all other information about this entity that may be material for investors.  For example, describe any affiliation Excel Profit has with any members of the Board or management and/or any rights it has with regard to corporate decisions or otherwise.

Response.  The Company has corrected the caption.  In the section “Description of Securities” on page 61 of Amendment No. 2, the Company has added additional disclosure regarding Excel Profit and its affiliations with the Company.

Sales and Marketing, page 46

10.
Comment.  Expand to identify the customers who account for more than 10% of revenues for the two most recent fiscal years and subsequent fiscal quarters.  State specifically the percentages of sales that are attributable to each.

Response.  The Company has revised the disclosure to identify the customers who accounted for more than 10% of revenues for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007.

Certain Relationships and Related Transactions, page 57

11.	Comment. Please expand this section to disclose whether the terms of your related transactions are comparable to terms with unaffiliated third parties.

Response.  The Company has expanded this section to disclose that the terms of the Company’s related party transactions are comparable to terms with unaffiliated third parties.

Peggy Fisher
December 4, 2009

Underwriting, page 66

12.
Comment.  Please confirm that compensation arrangements to be paid to the underwriter(s) will be submitted for approval by FINRA, and note that we will require confirmation from FINRA that all issues have been resolved prior to accelerating the effectiveness of this registration statement.

Response.  The Company confirms that compensation arrangements to be paid to the underwriters will be submitted for approval by FINRA.  The Company understands that the staff will require confirmation from FINRA will be needed prior to accelerating the effectiveness of the registration statement.

Resale Prospectus

Cover Page

13.	Comment. Please clarify whether all of the selling stockholders have agreed not to sell the shares until 90 days after your common stock begins to be listed or quoted.

Response.  The Company has revised the disclosure to indicate that all of the selling stockholders have agreed not to sell the shares until 90 days after the Company’s common stock begins to be listed or quoted.

Selling Stockholders, page 67A

14.
Comment.  Please expand the table to include footnotes that indicate which selling stockholder acquired their shares other than from the private placements from May 6, 2009 to October 6, 2009.  Also, disclose when the selling stockholders acquired the shares and the amount of consideration paid.  If shares were issued for services, disclose the nature, amount and duration of the services.

Response.  The Company has expanded certain footnotes to the table to indicate which selling stockholders acquired their shares other than from the private placements from May 2009 to October 2009.  The Company has also included disclosure to indicate when such selling stockholders acquired their shares and the amount of consideration paid for such shares.  No shares were issued for services.

15.
Comment.  Please expand this section to describe the material relationships between you and the selling stockholders other than as a shareholder within the past three years.  We note that the last sentence on page 67A; however, it does not appear that you included a description of such material relationships.

Response.  The Company has revised the disclosure in this section to indicate that none of the selling stockholders has had a material relationship with the Company, other than as a stockholder, within the past 3 years.

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5000 or by facsimile at (310) 552-5001.

Peggy Fisher
December 4, 2009

Sincerely,

/s/ Melissa A. Brown, Esq.

Melissa A. Brown, Esq.

cc:           Yue Wang, China Electric Motor Inc., Chief Executive Officer